UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐  No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

March 30, 2011

Hydrocarbon Reserves as of January 1, 2011

Estimation

Pursuant to Article 10 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, (i) PEMEX’s reports evaluating hydrocarbon reserves shall be approved by the National Hydrocarbons Commission (NHC); and (ii) the Secretary of Energy will register and disclose Mexico’s hydrocarbon reserves based on information provided by the NHC. As of the date of this report, this process is ongoing.

Proved Reserves as of January 1, 2011

As of January 1, 2011, proved hydrocarbon reserves (1P) totaled 13,796 million barrels of crude oil equivalent (MMboe), 74% of which consisted of crude oil, 9% of condensates and plant liquids and the remaining 17% of dry gas.

Proved developed hydrocarbon reserves totaled 9,320 MMboe, which correspond to 68% of total proved hydrocarbon reserves. Proved developed reserves are those reserves expected that are expected to be recovered from existing wells, including reserves that can be recovered using current facilities through additional works that require low investment. Of total proved developed hydrocarbon reserves, 73% are located in the Cantarell, Ku-Maloob-Zaap and Antonio J. Bermúdez complexes, and at the Jujo-Tecominoacán, Ixtal, Bolontikú, Caan, May and Chuc fields. In addition, 61%, or 5,656 MMboe, of total proved hydrocarbon developed reserves are located in offshore regions, and 39%, or 3,664 MMboe, are in fields located in the Northern and Southern regions of Mexico.

Proved undeveloped hydrocarbon reserves, which require additional infrastructure and wells in order to be produced, totaled 4,476 MMboe, or 32% of total proved hydrocarbon reserves. Of the total proved undeveloped reserves, 55% are located in the Ku-Maloob-Zaap, Cantarell and Antonio J. Bermúdez complexes and in the Jujo-Tecominoacán, Tsimin, Ayatsil, Kayab and Xux fields. In addition, 60% of the proved undeveloped hydrocarbon reserves are located in the offshore regions, while the remaining 40% are located onshore.

Figure 1

Hydrocarbon Reserves as of January 1, 2011	1/24

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PEMEX

Probable and Possible Reserves as of January 1, 2011

As of January 1, 2011, probable hydrocarbon reserves totaled 15,013 MMboe. Of total probable reserves, 57% are located at the Aceite Terciario del Golfo project (Chicontepec), 11% are located in other various onshore projects, and 32% are located in the offshore regions, primarily in the Ku-Maloob-Zaap, Akal, Ayatsil, Pit and Tsimin complexes. 2P reserves, which reflect the sum of proved reserves plus probable reserves, totaled 28,809 MMboe.

As of January 1, 2011, possible hydrocarbon reserves totaled 14,264 MMboe. Of this total, 56% of possible reserves are located in the fields of Chicontepec, 7% are located in other various onshore projects, and 37% are located in the offshore regions. Total estimated 3P reserves, which reflect the sum of possible, proved and probable reserves, were 43,074 MMboe.

Of the total 3P reserves, 71% consisted of crude oil, 9% of condensates and plant liquids, and 20% of dry gas.

Figure 2

Hydrocarbon Reserves as of January 1, 2011	2/24

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PEMEX

Crude Oil Reserves

As of January 1, 2011, estimated proved reserves of crude oil totaled 10,161 million barrels (MMb), 60% of which consisted of heavy crude oil, 29% of light crude oil and the remaining 11% of extra-light crude oil.[1]

As of January 1, 2011, 3P crude oil reserves totaled 30,559 MMb, 52% of which were heavy crude oil, 34% were light crude oil and the remaining 14% were extra-light crude oil.

Figure 3

1 PEMEX defines heavy crude as having a density less than or equal to an API gravity of 27°, light crude as having an API gravity greater than 27° but less than or equal to 38° and extra-light crude as having an API gravity greater than 38°.

Hydrocarbon Reserves as of January 1, 2011	3/24

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PEMEX

Natural Gas Reserves	As of January 1, 2011, proved natural gas reserves totaled 17,316 billion cubic feet (MMMcf), 62% of which consisted of associated gas and the remaining 38% of non-associated gas.

3P reserves of natural gas totaled 61,275 MMMcf, 71% of which consisted of associated gas and the remaining 29% of non-associated gas. The Burgos and Veracruz projects contain 30% of 3P non-associated gas reserves.

Figure 4

Hydrocarbon Reserves as of January 1, 2011	4/24

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PEMEX

Onshore and Offshore Reserves	Offshore fields contained 69% of proved crude oil reserves, while onshore fields contained the remaining 31%. Of Mexico’s total proved natural gas reserves, 57% are located onshore, while the remaining 43% are located offshore.

Of Mexico’s 3P crude oil reserves, 51% are located onshore, while 49% are located offshore. Of the total 3P natural gas reserves, 70% are located onshore, while the remaining 30% are located offshore.

Figure 5

Hydrocarbon Reserves as of January 1, 2011	5/24

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PEMEX

Reserve- Production Ratio	The reserves-production ratio, which is calculated by dividing the estimated remaining reserves as of January 1, 2011 by the total production of hydrocarbons in 2010, equaled 31.1 years for 3P reserves, 20.8 years for 2P reserves and 10.0 years for 1P reserves.

Figure 6

Hydrocarbon Reserves as of January 1, 2011	6/24

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PEMEX

Evolution of Reserves	Variations in 3P reserves are primarily explained by exploratory activities. The average annual rate of decline of the 3P reserves in the 2007-2010 period was 1.0%, due to the incorporation of 3P reserves through exploration activities has been maintained above the industry threshold of 1,000 MMboe per year during that period.

The average annual rate of decline in 1P, or proved reserves, has decreased from 6% during the 2005-2006 period, to 5% during the 2006-2007 period, to 4% during the 2007-2008 period, to 2% during the 2008-2009 period and to 1% during the 2009-2010 period.

Figure 7

Hydrocarbon Reserves as of January 1, 2011	7/24

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PEMEX

Evolution of Crude Oil Reserves	From January 1, 2010 to January 1, 2011, 3P crude oil reserves increased by 62 MMb, primarily as a result of the incorporation of 878 MMb of crude oil reserves through exploratory activities. Proved reserves decreased by 259 MMb due to the production of 940 MMb of crude oil in 2010. In addition, probable reserves increased by 716 MMb of crude oil, primarily as a result of incorporation of probable reserves through exploration activities, as well as from the reclassification of reserves from possible reserves to probable reserves, mainly in the Tsimin and Lakach fields. Possible reserves decreased by 395 MMb, due primarily to the reclassification of reserves as a result of discoveries made during 2010.

Evolution of Natural Gas Reserves

From 2010 to 2011, 3P natural gas reserves increased by 39 MMMcf, primarily due to incorporation of gas reserves resulting from new discoveries, which totaled 2,724 MMMcf of natural gas and which was offset by production volume in 2010. During 2010, PEMEX produced 2,562 MMMcf of natural gas.

During 2010, proved natural gas reserves increased by 502 MMMcf, or 3%, as compared to the previous year.

Figure 8

Hydrocarbon Reserves as of January 1, 2011	8/24

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PEMEX

Variation in Reserves 2010-2011	As of January 1, 2011, proved hydrocarbon reserves decreased by 196 MMboe, as compared to the previous year, while 2P reserves increased by 580 MMboe and 3P reserves decreased by only 1 MMboe as compared to the previous year. These variations are primarily explained by the volume in production of hydrocarbon reserves, which totaled 1,384 MMboe, which was partially offset by discoveries, revisions, delineations and field developments.

Figure 9

Hydrocarbon Reserves as of January 1, 2011	9/24

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PEMEX

Main Discoveries

Discoveries 2006 - 2010

Discoveries refer to the incorporation of reserves due to successful exploratory wells drilled in new reservoirs.

From 2006 to 2010, 6,713 MMboe of 3P reserves have been discovered. These reserves include 4,030 MMb of crude oil and 12,973 MMMcf of natural gas. During 2010, sustained exploratory activities yielded 1,438 MMboe of additional 3P reserves. This additional volume of 3P reserves consist of 231 MMboe of proved reserves, 312 MMboe of probable reserves and 895 MMboe of possible reserves.

During the 2007-2010 period, exploratory activities yielded an annual average of over 1,000 MMboe in additional 3P reserves per year, thereby allowing PEMEX to fulfill its commitment to incorporate reserves from its exploratory activities.

Figure 10

Hydrocarbon Reserves as of January 1, 2011	10/24

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Discoveries in 2010 by Basin

Increases in reserves as a result of new discoveries during the year are presented by basin, as follows:

• Southeast, with 215 MMboe of 1P reserves and 1,380 MMboe of 3P reserves;

• Veracruz, with 10 MMboe of 1P reserves and 27 MMboe of 3P reserves;

• Burgos, with 4 MMboe of 1P reserves and 16 MMboe of 3P reserves;

• Sabinas, with 1 MMboe of 1P reserves and 4 MMboe of 3P reserves; and

• Tampico-Misantla, with 0 MMboe of 1P reserves and 11 MMboe of 3P reserves.

These results reflect the dynamics of PEMEX’s exploration strategy, which identifies reserves in the most productive areas. The Southeast basin continues to be the most important contributor of new reserves, thereby highlighting the importance of the Gulf of Mexico to PEMEX’s oil and gas production. In addition, the discoveries in the non-associated gas basins will allow PEMEX to maintain current gas production levels.

During 2010, discoveries coming from crude oil reservoirs represented 42% of 3P reserves, or 609 MMboe, while non-associated gas reservoirs totaled 829 MMboe, or 2,312 MMMcf of 3P reserves.

Figure 11

Hydrocarbon Reserves as of January 1, 2011	11/24

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Main Offshore Discoveries

As of January 1, 2011, offshore discoveries yielded 132 MMboe of additional proved reserves, consisting of 82 MMb of crude oil and 253 MMMcf of natural gas.

Offshore 3P reserves discovered in the Gulf of México totaled 1,032 MMboe, consisting of 609 MMb of crude oil and 2,098 MMMcf of natural gas. The main offshore discoveries resulted from the drilling and completion of the following wells: Tsimin-1DL, Utsil-1 and Xux-1.

Main Onshore Discoveries

Onshore exploratory activities yielded 55 MMb of additional proved crude oil reserves and 203 MMMcf in additional natural gas reserves, corresponding to 99 MMboe. Onshore discoveries of 3P reserves yielded 269 MMb of crude oil reserves and 626 MMMcf of natural gas reserves, corresponding to 406 MMboe.

The onshore reserves discovered were located mainly in the Southeast basin, as a result of the drilling and completion of the following wells: Bricol-2DL, Palapa-301, Pachira-1, Brillante-1, Juspí-101A,
Guaricho-501 and Naguin-1. In the Burgos, Sabinas and Veracruz basins, the most significant discoveries were located at the Cucaña-1001, Monclova-1001 and Rabel-1 wells.

Revisions

Revisions to reserves estimates result from variations in the pressure-production performance of reservoirs, updates to static and dynamic reservoir models, as well as changes in hydrocarbon prices and production costs.

In 2010, revisions led to a 304 MMboe increase in 3P reserves, primarily due to increases in the reserves located in the following fields: Ku-Maloob-Zaap, Ayatsil, Abkatún, Ixtal and Sinán. Proved reserves estimates also increased by 100 MMboe as a result of revisions.

Developments

Developments refer to increases or reductions in reserves estimates due to the drilling of development wells. As of January 1, 2011, developments had a negative effect on 3P reserves, which decreased by
215 MMboe, while 2P and 1P reserves increased by 75 MMboe and 694 MMboe, respectively. The fields that showed an increase in reserves due to developments were Chicontepec, Burgos, Sen, Caparroso-Pijije-Escuintle, Zaap and Maloob.

Production	In 2010, total annual hydrocarbons production reached 1,384 MMboe, with an average daily production of 2,576 Mbd of crude oil and 7,020 MMcf cubic feet of natural gas.
Proved Reserves Balance as of January 1, 2011	The balance of proved reserves as of January 1, 2011 demonstrates stable performance, with increases attributable to discoveries and developments of existing wells. The rate of decline in proved reserves decreased from 4% during the 2007-2008 period, to 2% during the 2008-2009 period and to 1% during the 2009-2010 period.

Hydrocarbon Reserves as of January 1, 2011	12/24

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Integrated Proved Reserves Replacement Rate

The integrated proved reserves replacement rate is equal to the quotient of any reserves added during the relevant period as a result of discoveries, developments, delineations and revisions divided by the total production during such period. The integrated 1P reserves replacement rate was 85.8%, the highest rate obtained since PEMEX’s adoption of the SEC guidelines.

Reserves Replacement Objectives	PEMEX’s 1P integrated reserves replacement rate is forecasted to reach 100% by 2012—that is January 1, 2013. We anticipate that probable reserves will continue to be reclassified as proved reserves over the coming years, primarily as a result of the development of the Ku-Maloob-Zaap, Crudo Ligero Marino, Bellota-Chinchorro and Chicontepec projects, among others, as well as from the delineation activities. These objectives are based on expected values at the end of 2010, and are subject to uncertainties and risks inherent in hydrocarbon reserves estimation, exploration and production activities, as well as variations in authorized exploration and exploitation investment levels.

Figure 12

CAPEX in Exploration	From 2003 to 2010, annual exploration investment averaged approximately Ps. 27 billion.

Hydrocarbon Reserves as of January 1, 2011	13/24

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Annex

External Consultants

Since 1996, PEMEX has retained internationally recognized external consultants specializing in hydrocarbon reserves to review and certify estimates of Mexico’s hydrocarbon reserves.

These consultants have certified PEMEX’s reserves estimations, which entails the independent evaluation of the original volume in place and the associated hydrocarbon reserve. In May 2004, the Board of Directors of Pemex-Exploration and Production approved an agreement to utilize these consultants to certify Mexico’s hydrocarbon reserves on an annual basis.

PEMEX’s estimates of Mexico’s 1P, 2P and 3P reserves as of January 1, 2009, 2010 and 2011 were certified by Netherland, Sewell International and by DeGolyer and MacNaughton. In addition, PEMEX’s estimates of Mexico’s 1P reserves as of those same dates were certified by Ryder Scott.

Definition Criteria

The terms “original volumes”, “prospective” and “contingent resources” and “reserves” have been used with the meanings established by several organizations related to the industry, such as the Society of Petroleum Engineers (SPE) and the American Association of Petroleum Geologists (AAPG), as well as national committees such as the World Petroleum Council (WPC). Additionally, PEMEX estimates of proved oil and gas reserves were carried out in compliance with the definition of proved oil and gas reserves promulgated by the U.S. Securities and Exchange Commission (SEC) and effective as of January 1, 2010. The use of these definitions allows PEMEX to distinguish among different types of reserves and provide reports of reserves consistent with international practices.

The evaluation of reserves is a process that involves estimating the volumes in hydrocarbon reservoirs that cannot be measured in a precise manner. The accuracy of any reserves estimation depends on the quality of the information available. Indeed, subsequent information obtained through drilling, testing and production could lead to revisions to the initial estimations.

Figure 13

Hydrocarbon Reserves as of January 1, 2011	14/24

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SEC Definition of Proved Reserves

Proved [hydrocarbon] reserves are “those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.”

Definition of Probable and Possible Reserves

In addition to proved reserves, PEMEX also estimates probable and possible oil and gas reserves when calculating its total reserves, also called 3P reserves, using the current definition provided by the SPE and the WPC.

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are more likely than not to be recoverable. If probabilistic methods are employed for evaluation, there must be a probability of at least 50% that the amounts to be recovered will be equal to or greater than the sum of proved plus probable reserves, which we refer to as 2P reserves.

Possible reserves are those hydrocarbon reserves which analysis of geological and engineering data suggests are less likely to be recoverable than probable reserves. According to this definition, when probabilistic methods are employed, there must be a probability of at least 10% that the amounts actually recovered will be equal to or greater than the sum of proved, probable and possible reserves, which we refer to as 3P reserves.

Hydrocarbon Reserves as of January 1, 2011	15/24

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PEMEX

Figure A1

Historic Evolution of Mexican Mix Crude Oil and Sour Wet Gas

Crude Oil

Dollars per barrel

Sour Wet Gas

Dollars per thousand cubic feet

Hydrocarbon Reserves as of January 1, 2011	16/24

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PEMEX

Table A1
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Hydrocarbon reserves composition of the field discovered in 2010
		1P		2P		3P
Basin Field	Well	Crude Oil (MMb)	Gas (MMMcf)	Crude Oil (MMb)	Gas (MMMcf)	Crude Oil (MMb)	Gas (MMMcf)	boe (MMboe)
Total		136.6	455.7	352.8	903.8	877.8	2,724.0	1,437.8

Burgos		0.0	20.2	0.0	40.3	0.0	78.0	16.4
Alambra	Alambra-1	0.0	0.8	0.0	9.3	0.0	14.9	2.9
Cucaña	Cucaña-1001	0.0	8.1	0.0	17.7	0.0	24.1	5.1
Dulce	Arenaria-1	0.0	2.2	0.0	2.9	0.0	4.7	1.0
Integral	Tapado-1	0.0	3.3	0.0	3.3	0.0	5.0	1.1
Jaraguay	Jaraguay-1	0.0	2.2	0.0	3.4	0.0	16.6	3.5
Rusco	Rusco-101	0.0	0.6	0.0	0.6	0.0	7.0	1.5
Tigrillo	Antillano-1	0.0	2.2	0.0	2.2	0.0	4.4	0.9
Topo	Perillan-1	0.0	0.8	0.0	0.8	0.0	1.4	0.3

Sabinas		0.0	6.2	0.0	10.4	0.0	19.1	3.7
Monclova	Monclova-1001	0.0	6.2	0.0	10.4	0.0	19.1	3.7

Southeast		136.6	374.8	352.8	779.2	866.8	2,482.6	1,380.2
Bellota	Naguin-1	0.0	0.0	9.8	13.0	18.3	27.9	24.1
Bricol	Bricol-2DL	26.3	21.3	155.6	162.0	188.9	198.3	236.6
Brillante	Brillante-1	3.7	2.6	10.0	7.3	11.9	8.8	13.6
Guaricho	Guaricho-501	0.2	3.0	0.3	4.6	0.5	6.1	1.8
Juspi	Juspi-101A	1.7	13.6	1.7	13.6	1.7	13.6	4.7
Kayab	Kayab-1ADL	0.0	0.0	0.0	0.0	150.4	20.8	150.4
Luna-Palapa	Palapa-301	7.8	41.3	12.0	63.4	12.0	63.4	26.6
Sen	Pachira-1	15.0	39.8	15.0	39.8	25.0	66.8	40.4
Tsimin	Tsimin-1DL	55.2	248.2	101.6	467.7	170.6	878.8	348.8
Utsil	Utsil-1	26.8	4.8	46.7	7.9	104.0	17.7	104.0
Xux	Xux-1	0.0	0.0	0.0	0.0	183.6	1,180.5	429.0

Tampico-Misantla		0.0	0.0	0.0	0.0	11.0	2.2	11.0
Tilapia	Tilapia-1	0.0	0.0	0.0	0.0	11.0	2.2	11.0

Veracruz		0.0	54.5	0.0	73.9	0.0	142.1	26.6
Rabel	Rabel-1	0.0	54.5	0.0	73.9	0.0	142.1	26.6

Hydrocarbon Reserves as of January 1, 2011	17/24

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PEMEX

Table A2
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Hydrocarbon Reserves as of January 1, 2011
	Original Volume		Remaining Hydrocarbons Reserves
	Crude Oil MMb	Natural Gas MMMcf	Crude Oil Equivalent MMboe	Crude Oil MMb	Natural Gas MMMcf
Total (3P)	306,444	288,431	43,074	30,560	61,275
Proved	161,985	192,413	13,796	10,161	17,316
Probable	78,278	47,529	15,013	10,736	20,905
2P	240,264	239,942	28,809	20,897	38,222
Possible	66,180	48,489	14,264	9,662	23,053
Note: All units are expressed at atmospheric conditions and assume 15.6 °C and 14.7 psi.

Table A3
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Hydrocarbon production by region
	2008		2009		2010		Cumulative
							As of January 1, 2011
	Crude Oil MMb	Natual Gas MMMcf	Crude Oil MMb	Natural Gas MMMcf	Crude Oil MMb	Natural Gas MMMcf	Crude Oil MMb	Natural Gas MMMcf
	1,021.7	2,532.2	949.5	2,566.2	940.2	2,562.3	38,772.4	66,758.8
Northeastern Marine	638.9	695.9	544.9	650.6	510.0	578.0	16,973.8	8,511.8
Cantarell	380.5	596.0	250.0	531.2	203.7	456.9	13,713.3	6,934.8
Ku-Maloob-Zaap	258.4	99.8	294.9	119.4	306.3	121.1	3,260.6	1,577.0
Southwestern Marine	183.1	374.4	188.9	405.7	198.7	427.7	6,040.6	7,533.2
Abkatún-Pol-Chuc	112.8	208.3	111.5	211.8	108.1	216.9	5,437.4	6,149.8
Holok-Temoa	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Litoral de Tabasco	70.3	166.1	77.5	193.9	90.6	210.8	603.3	1,383.3
Northern	31.9	931.1	34.1	926.0	37.4	912.4	5,726.3	22,285.3
Aceite Terciario del Golfo	10.7	18.9	10.8	28.7	15.0	31.1	185.6	329.0
Burgos	0.0	506.1	0.0	553.1	0.0	539.6	33.7	11,546.4
Poza Rica-Altamira	20.5	55.9	21.6	48.7	20.6	42.8	5,427.6	7,466.5
Veracruz	0.8	350.1	1.7	295.5	1.8	298.9	79.3	2,943.3
Southern	167.9	530.9	181.7	583.9	194.1	644.1	10,031.7	28,428.5
Bellota-Jujo	64.0	91.7	62.8	95.2	58.5	111.7	3,042.2	4,646.4
Cinco Presidentes	17.3	24.7	20.6	25.2	26.2	38.3	1,784.1	2,178.1
Macuspana	5.8	95.3	9.9	114.0	12.0	111.9	50.7	5,877.1
Muspac	13.2	109.6	15.3	101.7	18.1	99.8	1,719.6	9,469.3
Samaria-Luna	67.6	209.5	73.0	247.7	79.4	282.5	3,435.2	6,257.6

  Note: All units are expressed at atmospheric conditions and assume 15.6 °C and 14.7 lb of pressure per square inch.

Hydrocarbon Reserves as of January 1, 2011	18/24

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PEMEX

Table A4
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Hydrocarbon Reserves as of January 1, 2011
	Original Volume		Remaining Hydrocarbon Reserves
	Crude Oil MMb	Natural Gas MMMcf	Crude Oil Equivalent MMboe	Crude Oil MMb	Natural Gas MMMcf
Total (3P)	306,443.8	288,430.6	43,073.5	30,559.8	61,274.9
Northeastern Marine	73,483.2	27,462.5	12,081.3	11,170.3	4,757.1
Southwestern Marine	27,189.2	41,200.1	6,383.7	3,714.5	13,248.0
Northern	166,663.0	146,030.6	18,883.6	11,915.9	34,632.0
Southern	39,108.4	73,737.4	5,724.9	3,759.1	8,637.8

Proved	161,985.4	192,412.7	13,796.0	10,161.0	17,316.3
Northeastern Marine	60,014.7	24,847.9	6,283.4	5,682.2	3,083.2
Southwestern Marine	18,345.2	23,932.1	2,076.3	1,255.8	4,063.6
Northern	48,663.2	75,601.1	1,435.8	658.4	3,941.0
Southern	34,962.3	68,031.6	4,000.5	2,564.6	6,228.6

Probable	78,278.2	47,529.3	15,013.1	10,736.4	20,905.4
Northeastern Marine	5,556.2	1,036.2	3,084.6	2,927.6	825.1
Southwestern Marine	3,385.8	6,399.0	1,700.0	1,001.1	3,454.6
Northern	66,549.6	36,131.6	9,060.2	6,020.2	14,972.1
Southern	2,786.6	3,962.5	1,168.2	787.6	1,653.6

2P	240,263.6	239,942.0	28,809.1	20,897.4	38,221.7
Northeastern Marine	65,570.9	25,884.1	9,368.0	8,609.8	3,908.3
Southwestern Marine	21,731.0	30,331.1	3,776.3	2,256.9	7,518.1
Northern	115,212.8	111,732.7	10,496.0	6,678.6	18,913.1
Southern	37,748.9	71,994.1	5,168.8	3,352.1	7,882.2

Possible	66,180.2	48,488.6	14,264.4	9,662.4	23,053.3
Northeastern Marine	7,912.3	1,578.4	2,713.3	2,560.5	848.8
Southwestern Marine	5,458.2	10,869.0	2,607.4	1,457.6	5,729.9
Northern	51,450.2	34,297.9	8,387.6	5,237.4	15,718.9
Southern	1,359.5	1,743.2	556.2	406.9	755.6
Note: All units are expressed at atmospheric conditions and assume 15.6 °C and 14.7 psi.

Hydrocarbon Reserves as of January 1, 2011	19/24

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PEMEX

Table A5
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Hydrocarbon Reserves of the Northeast Marine Region as of January 1, 2011
	Original Volume		Remaining Hydrocarbon Reserves
	Crude Oil MMb	Natural Gas MMMcf	Crude Oil Equivalent MMboe	Crude Oil MMb	Natural Gas MMMcf
Total (3P)	73,483.2	27,462.5	12,081.3	11,170.3	4,757.1
Cantarell	37,530.8	17,866.5	5,342.1	4,836.5	2,616.8
Ku-Maloob-Zaap	35,952.4	9,596.1	6,739.2	6,333.8	2,140.3

Proved	60,014.7	24,847.9	6,283.4	5,682.2	3,083.2
Cantarell	37,317.0	17,662.6	2,541.1	2,223.2	1,645.1
Ku-Maloob-Zaap	22,697.7	7,185.2	3,742.3	3,459.0	1,438.1

Probable	5,556.2	1,036.2	3,084.6	2,927.6	825.1
Cantarell	120.3	43.6	1,302.1	1,220.5	421.5
Ku-Maloob-Zaap	5,435.9	992.7	1,782.6	1,707.1	403.6

2P	65,570.9	25,884.1	9,368.0	8,609.8	3,908.3
Cantarell	37,437.3	17,706.2	3,843.1	3,443.8	2,066.6
Ku-Maloob-Zaap	28,133.6	8,177.9	5,524.9	5,166.1	1,841.7

Possible	7,912.3	1,578.4	2,713.3	2,560.5	848.8
Cantarell	93.5	160.3	1,498.9	1,392.7	550.2
Ku-Maloob-Zaap	7,818.8	1,418.2	1,214.4	1,167.7	298.7
Note: All units are expressed at atmospheric conditions and assume 15.6 °C and 14.7 psi.

Hydrocarbon Reserves as of January 1, 2011	20/24

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PEMEX

Table A6

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Hydrocarbon Reserves of the Southwestern Marine Region as of January 1, 2011
	Original Volume		Remaining Hydrocarbon Reserves
	Crude Oil MMb	Natural Gas MMMcf	Crude Oil Equivalent MMboe	Crude Oil MMb	Natural Gas MMMcf
Total (3P)	27,189.2	41,200.1	6,383.7	3,714.5	13,248.0
Abkatún-Pol-Chuc	16,571.6	16,026.9	1,297.2	998.2	1,577.2
Holok-Temoa	0.0	3,048.8	437.0	0.0	2,107.0
Litoral de Tabasco	10,617.6	22,124.4	4,649.5	2,716.3	9,563.7

Proved	18,345.2	23,932.1	2,076.3	1,255.8	4,063.6
Abkatún-Pol-Chuc	14,248.4	14,597.0	665.1	465.6	1,050.7
Holok-Temoa	0.0	753.3	100.6	0.0	452.0
Litoral de Tabasco	4,096.8	8,581.8	1,310.7	790.2	2,560.9

Probable	3,385.8	6,399.0	1,700.0	1,001.1	3,454.6
Abkatún-Pol-Chuc	1,135.7	1,004.7	441.8	361.0	422.9
Holok-Temoa	0.0	778.8	140.4	0.0	656.6
Litoral de Tabasco	2,250.1	4,615.4	1,117.8	640.1	2,375.2

2P	21,731.0	30,331.1	3,776.3	2,256.9	7,518.1
Abkatún-Pol-Chuc	15,384.1	15,601.7	1,106.8	826.6	1,473.5
Holok-Temoa	0.0	1,532.1	241.0	0.0	1,108.5
Litoral de Tabasco	6,346.9	13,197.3	2,428.4	1,430.3	4,936.1

Possible	5,458.2	10,869.0	2,607.4	1,457.6	5,729.9
Abkatún-Pol-Chuc	1,187.5	425.2	190.4	171.7	103.7
Holok-Temoa	0.0	1,516.7	196.0	0.0	998.5
Litoral de Tabasco	4,270.7	8,927.1	2,221.1	1,285.9	4,627.7

  Note: All units are expressed at atmospheric conditions and assume 15.6 °C and 14.7 psi.

Hydrocarbon Reserves as of January 1, 2011	21/24

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PEMEX

Table A7

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Hydrocarbon Reserves of the Northern Region as of January 1, 2011
	Original Volume		Remaining Hydrocarbon Reserves
	Crude Oil MMb	Natural Gas MMMcf	Crude Oil Equivalent MMboe	Crude Oil MMb	Natural Gas MMMcf
Total (3P)	166,663.0	146,030.6	18,883.6	11,915.9	34,632.0
Aceite Terciario del Golfo	137,289.4	63,045.8	17,098.2	11,379.1	28,294.4
Burgos	155.1	21,764.5	853.7	7.1	4,125.7
Poza Rica-Altamira	28,494.7	55,336.9	681.0	514.7	980.8
Veracruz	723.7	5,883.4	250.7	15.1	1,231.2

Proved	48,663.2	75,601.1	1,435.8	658.4	3,941.0
Aceite Terciario del Golfo	20,210.1	9,176.3	592.2	441.7	731.9
Burgos	153.0	17,570.2	403.8	5.4	1,966.6
Poza Rica-Altamira	27,576.4	43,078.9	268.6	204.4	383.0
Veracruz	723.7	5,775.8	171.2	6.9	859.4

Probable	66,549.6	36,131.6	9,060.2	6,020.2	14,972.1
Aceite Terciario del Golfo	66,385.3	33,325.7	8,571.9	5,813.9	13,546.0
Burgos	1.1	2,087.4	201.3	1.3	965.0
Poza Rica-Altamira	163.1	718.4	252.5	201.8	296.8
Veracruz	0.0	0.0	34.6	3.2	164.3

2P	115,212.8	111,732.7	10,496.0	6,678.6	18,913.1
Aceite Terciario del Golfo	86,595.4	42,502.0	9,164.1	6,255.6	14,278.0
Burgos	154.1	19,657.6	605.2	6.7	2,931.7
Poza Rica-Altamira	27,739.6	43,797.3	521.1	406.2	679.9
Veracruz	723.7	5,775.8	205.7	10.0	1,023.6

Possible	51,450.2	34,297.9	8,387.6	5,237.4	15,718.9
Aceite Terciario del Golfo	50,694.0	20,543.8	7,934.1	5,123.4	14,016.4
Burgos	1.0	2,106.9	248.5	0.4	1,194.0
Poza Rica-Altamira	755.1	11,539.6	160.0	108.5	300.9
Veracruz	0.0	107.6	45.0	5.0	207.6

  Note: All units are expressed at atmospheric conditions and assume 15.6 °C and 14.7 psi.

Hydrocarbon Reserves as of January 1, 2011	22/24

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PEMEX

Table A8

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Hydrocarbon Reserves of the Southern Region as of January 1, 2011
	Original Volume		Remaining Hydrocarbon Reserves
	Crude Oil MMb	Natural Gas MMMcf	Crude Oil Equivalent MMboe	Crude Oil MMb	Natural Gas MMMcf
Total (3P)	39,108.4	73,737.4	5,724.9	3,759.1	8,637.8
Bellota-Jujo	12,963.7	17,857.8	1,849.4	1,318.8	2,336.6
Cinco Presidentes	7,107.7	6,628.0	418.0	338.7	475.0
Macuspana	405.1	9,150.6	318.7	76.8	1,113.0
Muspac	5,847.8	20,452.4	525.9	240.9	1,247.0
Samaria-Luna	12,784.1	19,648.6	2,613.0	1,783.9	3,466.2

Proved	34,962.3	68,031.6	4,000.5	2,564.6	6,228.6
Bellota-Jujo	11,208.3	15,962.9	1,315.7	909.2	1,788.9
Cinco Presidentes	6,840.6	6,328.2	263.3	205.4	293.8
Macuspana	265.9	8,148.8	163.0	42.8	558.5
Muspac	5,433.1	19,208.1	302.8	124.5	771.5
Samaria-Luna	11,214.5	18,383.6	1,955.7	1,282.7	2,815.8

Probable	2,786.6	3,962.5	1,168.2	787.6	1,653.6
Bellota-Jujo	1,631.0	1,747.8	445.4	340.6	447.6
Cinco Presidentes	168.6	176.2	56.9	47.0	50.3
Macuspana	107.1	695.8	98.6	19.3	364.3
Muspac	261.7	927.5	111.5	52.5	263.2
Samaria-Luna	618.2	415.2	455.8	328.0	528.3

2P	37,748.9	71,994.1	5,168.8	3,352.1	7,882.2
Bellota-Jujo	12,839.2	17,710.7	1,761.1	1,249.8	2,236.5
Cinco Presidentes	7,009.2	6,504.4	320.3	252.4	344.1
Macuspana	372.9	8,844.7	261.6	62.2	922.8
Muspac	5,694.7	20,135.6	414.2	177.0	1,034.7
Samaria-Luna	11,832.8	18,798.8	2,411.5	1,610.8	3,344.1

Possible	1,359.5	1,743.2	556.2	406.9	755.6
Bellota-Jujo	124.4	147.1	88.2	69.0	100.1
Cinco Presidentes	98.5	123.6	97.7	86.3	130.9
Macuspana	32.2	306.0	57.1	14.7	190.2
Muspac	153.1	316.8	111.7	63.9	212.3
Samaria-Luna	951.3	849.7	201.4	173.2	122.1

  Note: All units are expressed at atmospheric conditions and assume 15.6 °C and 14.7 psi.

Hydrocarbon Reserves as of January 1, 2011	23/24

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PEMEX

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Telephone:	(52 55) 1944 9700
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Celina Torres	Cristina Arista	Ana Lourdes Benavides
celina.torres@pemex.com	delia.cristina.arista@pemex.com	abenavides@dcf.pemex.com

PEMEX

PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex’s international trading arm.

Forward-looking Statements

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the CNBV and the SEC, in our annual reports, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. We may include forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures ; costs; commitments; revenues; liquidity, etc.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing with the SEC (www.sec.gov), and the PEMEX prospectus filed with the CNBV and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

Hydrocarbon Reserves

Pursuant to Article 10 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, (i) PEMEX’s reports evaluating hydrocarbon reserves shall be approved by the National Hydrocarbons Commission (NHC); and (ii) the Secretary of Energy will register and disclose Mexico’s hydrocarbon reserves based on information provided by the NHC. As of the date of this report, this process is ongoing.

As of January 1, 2010, the SEC changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. However, we do not necessarily mean that the probable or possible reserves described herein meet the recoverability thresholds established by the SEC in its new definitions. Investors are urged to consider closely the disclosure in our Form 20-F or in our annual report to the Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission, or CNBV), available at www.pemex.com or at Marina Nacional 329, Floor 38, Col. Huasteca, Mexico City, 11311, or at (52 55) 1944 9700. This form can also be obtained directly from the
SEC at 1-800-SEC-0330.

Hydrocarbon Reserves as of January 1, 2011	24/24

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ ARTURO DELPECH DEL ÁNGEL
	Name:	Arturo Delpech del Ángel
	Title:	Associate Managing Director of Finance

Date: April 15, 2011

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.